



Filed pursuant to Rule 497(a)
File No. 333-237586
Rule 482ad

EAGLE POINT CREDIT COMPANY

QUARTERLY UPDATE – 1Q 2021

MAY 18, 2021

IMPORTANT INFORMATION



This report and the information and views included herein do not constitute investment advice, or a recommendation or an offer to enter into any transaction with Eagle Point Credit Company Inc. (the "Company") or any of its affiliates. This report is provided for informational purposes only, does not constitute an offer to sell securities of the Company or a solicitation of an offer to purchase any such securities, and is not a prospectus. From time to time, the Company may have a registration statement relating to one or more of its securities on file with the Securities and Exchange Commission ("SEC"). Any registration statement that has not yet been declared effective by the SEC, and any prospectus relating thereto, is not complete and may be changed. Any securities that are the subject of such a registration statement may not be sold until the registration statement filed with the SEC is effective.

This presentation is solely for the use of the intended recipient(s). The information and its contents are the property of Eagle Point Credit Management LLC and/or the Company. Any unauthorized dissemination, copying or use of this presentation is strictly prohibited and may be in violation of law. This presentation is being provided for informational purposes only.

Investors should read the Company's prospectus and SEC filings (which are publicly available on the EDGAR Database on the SEC website at http://www.sec.gov) carefully and consider their investment goals, time horizons and risk tolerance before investing in the Company. Investors should consider the Company's investment objectives, risks, charges and expenses carefully before investing in securities of the Company. There is no guarantee that any of the goals, targets or objectives described in this report will be achieved. An investment in the Company is not appropriate for all investors. The investment program of the Company is speculative, entails substantial risk and includes investment techniques not employed by traditional mutual funds. An investment in the Company is not intended to be a complete investment program. Shares of closed-end investment companies, such as the Company, frequently trade at a discount from their net asset value, which may increase investors' risk of loss. **Past performance is not indicative of, or a guarantee of, future performance**. The performance and certain other portfolio information quoted herein represents information as of dates noted herein. Nothing herein shall be relied upon as a representation as to the future performance or portfolio holdings of the Company. Investment return and principal value of an investment will fluctuate, and shares, when sold, may be worth more or less than their original cost. The Company's performance is subject to change since the end of the period noted in this report and may be lower or higher than the performance data shown herein.

Neither Eagle Point Credit Management LLC nor the Company provides legal, accounting or tax advice. Any statement regarding such matters is explanatory and may not be relied upon as definitive advice. Investors should consult with their legal, accounting and tax advisers regarding any potential investment. The information presented herein is as of the dates noted herein and is derived from financial and other information of the Company, and, in certain cases, from third party sources and reports (including reports of third party custodians, CLO collateral managers and trustees) that have not been independently verified by the Company. As noted herein, certain of this information is estimated and unaudited, and therefore subject to change. We do not represent that such information is accurate or complete, and it should not be relied upon as such. This report does not purport to be complete and no obligation to update or revise any information herein is being assumed.

Information contained on our website is not incorporated by reference into this report and you should not consider information contained on our website to be part of this report or any other report we file with the SEC.

ABOUT EAGLE POINT CREDIT COMPANY

The Company is a non-diversified, closed-end management investment company. The Company's primary investment objective is to generate high current income with the secondary objective to generate capital appreciation, primarily through investment in equity and junior debt tranches of CLOs. The Company is externally managed and advised by Eagle Point Credit Management LLC. The Company makes certain unaudited portfolio information available each month on its website in addition to making certain other unaudited financial information available on its website (www.eaglepointcreditcompany.com). This information includes (1) an estimated range of the Company's NII and realized capital gains or losses per share of common stock for each calendar quarter end, generally made available within the first fifteen days after the applicable calendar month end, (2) an estimated range of the Company's NAV per share of common stock for the prior month end and certain additional portfolio-level information, generally made available within the first fifteen days after the applicable calendar month end, and (3) during the latter part of each month, an updated estimate of NAV, if applicable, and, with respect to each calendar quarter end, an updated estimate of the Company's NII and realized capital gains or losses per share for the applicable quarter, if available.

FORWARD-LOOKING STATEMENTS

These materials may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this presentation may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described in the prospectus and the Company's other filings with the SEC. The Company undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this presentation.

Eagle Point Credit is a registered trademark of Eagle Point Credit Management LLC.
© 2021. Eagle Point Credit Company Inc. All Rights Reserved.

TABLE OF CONTENTS



INTRODUCTION TO
EAGLE POINT CREDIT COMPANY







INTRODUCTION TO ECC

Company and Adviser Overview

EAGLE POINT CREDIT COMPANY

The Company: Eagle Point Credit Company Inc. (ECC)

IPO Date	▪ October 7, 2014
Primary Investment Objective	▪ To generate high current income by investing primarily in equity and junior debt tranches of collateralized loan obligations, or "CLOs"
Total Market Capitalization	▪ $595.7 million[1]
Distributions	▪ Monthly distribution of $0.10 per share of common stock beginning in July 2021 (distribution rate of 9.6%)[2] ▪ Increase of 25% from prior monthly distribution ▪ $14.36 cumulative common distributions per share since IPO[2]

The Adviser: Eagle Point Credit Management LLC

History	▪ Eagle Point Credit Management LLC ("Eagle Point" or the "Adviser") was formed in 2012 by Thomas Majewski and Stone Point Capital
Asset Under Management	▪ Approximately $4.4 billion[3] managed on behalf of institutional, high net worth and retail investors

1. Combined market capitalization of ECC, ECCB, ECCX, ECCY and ECCW based on securities outstanding as of March 31, 2021 and market prices as of April 30, 2021.
2. Based on ECC's closing market price of $12.50 per share on April 30, 2021 and amount and frequency of regular distributions most recently declared by the Company. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**
3. As of March 31, 2021 and inclusive of capital commitments that were undrawn as of such date, as well as amounts managed by Eagle Point Income Management LLC, an affiliate of the Adviser.



INTRODUCTION TO ECC

ECC Highlights

CLO Equity is an Attractive Asset Class	▪ The Credit Suisse Leveraged Loan Index has generated positive total returns in 27 of the past 29 years[1] ▪ Eagle Point believes CLO equity provides an attractive way to obtain exposure to senior secured loans
Specialized Investment Team	▪ Eagle Point is focused on CLO securities and related investments, and each member of the senior investment team is a CLO industry specialist who has been directly involved in the CLO market for the majority of his career
Differentiated Investment Strategy and Process	▪ ECC pursues a differentiated *private equity style* investment approach focused on proactively sourcing investment opportunities in CLO equity, seeking to take significant stakes and to influence key terms and conditions
Alignment of Interests	▪ Adviser and Senior Investment Team have approximately $20.5 million invested in securities issued by ECC[2]

Past performance is not indicative of, or a guarantee of, future performance.

1. The CSLLI tracks the investable universe of the US dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index. Similarly, since 2001, from a total return perspective, the S&P/LSTA Leveraged Loan Index experienced only two down full calendar years (2008 and 2015 with returns of -29.1% and -0.7%, respectively). The S&P/LSTA Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments.
2. Amount includes holdings of Eagle Point and its senior investment personnel as of March 31, 2021 (based on market values as of April 30, 2021).

Cumulative Common Stock Distributions



ECC pays a monthly distribution of $0.10 per share of common stock[1]

ECC Cumulative Common Distributions Per Share[2]

2015	$2.35
2016	$4.75
2017	$8.00
2018	$10.40
2019	$12.80
2020	$14.12
Q1 2021	$14.36

■ Regular Distributions ■ Special Distribution

1. Based on amount and frequency of regular common distributions most recently declared by the Company.
2. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**



For the period of October 7, 2014 – April 30, 2021:

- ECC generated a total return[1] of 50.96% versus 52.26% for the Wells Fargo BDC Index[2] (annualized net total return of 6.48% for ECC versus 6.61% for the Wells Fargo BDC Index)

- ECC traded at an average premium to book value of 12.0% while the Wells Fargo BDC Index[2] traded at an average discount of -7.1%

Value of $100 Invested	Price to Book Ratio[3]





Past performance is not indicative of, or a guarantee of, future performance.

1. Total return is calculated as the percent change in the value of $100 invested in ECC common stock at the time of the Company's IPO and assumes that any dividends or distributions are reinvested as at the applicable payment date. Future results may vary and may be higher or lower than those shown.
2. The Wells Fargo BDC Index is intended to measure the performance of all Business Development Companies (BDCs) that are listed on the New York Stock Exchange or NASDAQ and satisfy market capitalization and other eligibility requirements. Although ECC is not a BDC, BDCs generally invest in high yielding credit investments, as does ECC. In addition, similar to ECC, BDCs generally elect to be classified as a regulated investment company under the U.S. Internal Revenue Code of 1986, as amended, which generally requires an investment company to distribute its taxable income to shareholders. You cannot invest directly in an index.
3. Price to book is calculated as price per share divided by book value per share, which for ECC, reflects management's reported estimate of book value for periods where final determined book values are not available. Future results may vary and may be higher or lower than those shown.

Source: Bloomberg.



ECC By The Numbers

EAGLE POINT CREDIT COMPANY

9.6% Current Distribution Rate[1]

98 Number of Resets Refis Re-Pricings Calls[2]

$0.10 Monthly Distribution[1]

17 Average Years of CLO Experience of Senior Investment Team

96.6% Exposure to Floating Rate Senior Secured Loans[3]

Number of Underlying Loan Obligors[3] **1,620**

93 Number of CLO Equity Securities[3]

28 Number of CLO Collateral Managers[3]

Past performance is not indicative of, or a guarantee of, future performance.

1. Based on ECC's closing market price of $12.50 per share on April 30, 2021 and amount and frequency of regular distributions most recently declared by the Company. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**
2. Since IPO date October 7, 2014 through March 31, 2021.
3. As of March 31, 2021.

INTRODUCTION TO ECC
Securities Outstanding



Adviser and Senior Investment Team have $20.5 million invested in ECC, ECCB, ECCY and ECCX[1]

Common Stock		Preferred Stock and Unsecured Notes				
NYSE Ticker	ECC	NYSE Ticker	ECCB	ECCY	ECCX	ECCW
Description	Common Stock	Description	Series B Term Preferred Stock Due 2026 ($25 Liquidation Preference)	Unsecured Notes Due 2027 ($25 Par Denomination)	Unsecured Notes Due 2028 ($25 Par Denomination)	Unsecured Notes Due 2031 ($25 Par Denomination)
Market Cap[2]	$404.4mm	Principal	$53.9mm	$28.9mm	$64.8mm	$39.0mm
Price per Share[2]	$12.50	Price per Share[2]	$25.76	$25.73	$25.57	$25.40
Distribution[3]	$0.10	Coupon	7.75%	6.75%	6.6875%	6.75%
Current Distribution Rate[3]	9.6%	Yield to Maturity[2]	7.1%	6.3%	6.4%	6.6%
Payment Frequency	Monthly	Payment Frequency	Monthly	Quarterly	Quarterly	Quarterly
Maturity Date	N/A	Maturity Date	10/30/2026	9/30/2027	4/30/2028	3/31/2031
Callable Date	N/A	Callable Date	10/30/2021	Callable	Callable	3/29/2024
Market Value Held by Adviser and Senior Investment Team[1]	$19.7mm	Market Value Held by Adviser and Senior Investment Team[1]	$61.4K	$479.1K	$292.5K	N/A

Past performance is not indicative of, or a guarantee of, future performance.

1. Amount includes holdings of Eagle Point and its senior investment personnel as of March 31, 2021 (based on market values as of April 30, 2021).
2. Reflects securities outstanding as of March 31, 2021 and market price as of April 30, 2021. Yield is shown to the stated maturity based on market prices as of April 30, 2021. Called prior to stated maturity, the yield could be adversely impacted.
3. Based on ECC's closing market price of $12.50 per share on April 30, 2021 and frequency of regular distributions declared in May 2021. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital **Not a guarantee of future distributions or yield.**





SENIOR INVESTMENT TEAM AND INVESTMENT PROCESS

EAGLE POINT
CREDIT COMPANY

INVESTMENT PROCESS
Experienced Senior Investment Team





Thomas Majewski
Chief Executive Officer
Member of ECC's Board of Directors

25
Years in Financial Services

19
Years in CLO Industry

Background

Direct experience in the CLO market dating back to the late 1990s

Founder of Eagle Point

- Longstanding experience as a CLO industry investor and investment banker

- Former Head of CLO Banking at RBS and Merrill Lynch



Daniel Ko
Principal and Portfolio Manager

15
Years in Financial Services

15
Years in CLO Industry

Background

Direct experience in the CLO market dating back to 2006

CLO structuring specialist

- Specialized exclusively in structured finance throughout entire career

- Former Vice President at Bank of America Merrill Lynch in the CLO structuring group responsible for modeling projected deal cash flows, negotiating deal terms with both debt and equity investors and coordinating the rating process



Daniel Spinner, CAIA
Principal and Portfolio Manager

24
Years in Financial Services

18
Years in CLO Industry

Background

Direct experience in the CLO market dating back to the late 1990s

Manager evaluation and diligence specialist

- Former Investment Analyst at 1199SEIU responsible for the private equity, special opportunities credit, and real estate portfolios

- Former Co-Founder of Structured Capital Partners, a financial holding company formed to invest in CLO and structured credit managers

- Former investment banker JPMorgan Securities, focused on asset management firms including CLO collateral managers



INVESTMENT PROCESS

Private Equity Approach to Fixed Income Investing

Eagle Point employs a process that we believe is more akin to a private equity-style investment approach than to the typical process used by many investors in fixed income securities

Investment Strategy and Process	▪ Proactive sourcing of investment opportunities ▪ Utilization of our methodical and rigorous investment analysis and due diligence process ▪ Involvement at the CLO formation and structuring stage enables us to influence the key terms and conditions of the investment for significant primary market investments ▪ Ongoing monitoring and diligence
Objective of the Process	▪ Outperformance relative to the CLO market – In the primary market, we seek to invest in CLO securities that have the potential to outperform other similar CLO securities issued within the respective vintage period

Note: Reflects the Adviser's current opinions and investment process only, which are subject to change without notice. There is no assurance that the Company will achieve its objective or that the Adviser's investment process will achieve its desired results.





CLO EQUITY OVERVIEW

EAGLE POINT
CREDIT COMPANY





CLO EQUITY OVERVIEW

Why Invest in CLO Equity?

We believe that CLO equity provides an attractive way to obtain exposure to loans

Distribution of CLO Equity IRRs U.S. CLOs (2002 – 2011 Vintages)[1]

- CLO equity has historically generated strong absolute returns with a low loss rate

4 %
96%
IRRs over 15%
Positive IRRs up to 15%
CLOs with positive equity returns
CLOs with negative equity returns

CLO Equity Attributes

- Potential for strong absolute and risk-adjusted returns
- Expected shorter duration high-yielding credit investment with potential for high quarterly cash distributions
- Expected protection against rising interest rates[2]
- Expected low-to-moderate correlation over the long-term with fixed income and equity

Past performance is not indicative of, or a guarantee of, future performance.

Source: Compiled by Eagle Point based on data from Intex, Bloomberg, and Moody's Investors Service. As of November 2, 2017.

1. This chart shows certain performance data for CLO 1.0 vintages. For this purpose, CLO 1.0 vintages are defined as US broadly syndicated cash flow CLOs that were originated from 2002 to 2011. Information for later vintage CLOs is not as complete and is therefore not shown. The figures presented in this report do not reflect any projections regarding the returns of any investment strategy and all returns earned on CLO investments will be reduced by any applicable expenses and management fees. Actual performance of a CLO investment will vary and such variance may be material and adverse, including the potential for full loss of principal. In particular, ECC is only invested in CLOs issued after 2011 (the CLO 2.0 period) and no representation is being made with respect to the historical or future performance of such later issued CLOs. CLO investments involve multiple risks, including unhedged credit exposure to companies with speculative-grade ratings, the use of leverage and pricing volatility. The analysis was prepared by Eagle Point based on its proprietary analysis of data sourced from Intex, Bloomberg, Moody's Investors Service, and proprietary CLO Manager presentations. While the data and information contained in this report have been obtained from sources that Eagle Point considers reliable, Eagle Point has not independently verified all such data and does not represent or warrant that such data and information are accurate or complete, and thus they should not be relied upon as such. In addition, for purposes of this analysis, IRRs were calculated at the CLO level net of all CLO-related expenses and some of such IRRs have certain inherent limitations as they are calculated based on certain underlying assumptions, which may under or over compensate for the impact, if any, of certain market factors and financial risk, such as lack of liquidity, macroeconomic factors and other similar factors. The IRR calculations assume an initial cash investment equal to the par balance of the equity tranche. For redeemed CLOs, the equity IRR is based on reported Intex cash flows or manager reported realized returns where Intex data was not available. For active CLOs, the equity IRR is based on reported Intex cash flows and assumes a terminal equity value equal to the CLO's NAV as at November 2, 2017. Such assumptions may not be reflective of actual market conditions in the past, present or future. **Additional information relating to this analysis is available upon request.**
2. The Adviser expects CLO equity to provide some measure of protection against rising interest rates when LIBOR is greater than the LIBOR floor on a CLO's underlying assets (which can typically range from 0.00% to 1.00% depending on the loan). However, CLO equity is also subject to other forms of interest rate risk.



The CLO market is the largest source of capital for the U.S. senior secured loan market

U.S. Leveraged Loans Outstanding[1]



U.S. CLOs Outstanding[2]



Demand for Institutional Leveraged Loans[1]



U.S. Leveraged Loans Fund Flows ($ Billions)[4]



1. Source: S&P LCD. As of March 31, 2021.
2. Source: Refinitive Leveraged Loan Monthly. As of March 31, 2021.
3. CAGR is an abbreviation for Compound Annual Growth Rate.
4. Source: JP Morgan.

Positive Loan Market Track Record

From 1992 through 2020, the CSLLI generated positive total returns in 27 of the 29 calendar years

Credit Suisse Leveraged Loan Index ("CSLLI") Annual Total Return[1]


Annualized Return: 5.5%[1]
6.8%
11.2%
10.3%
8.9%
7.5%
8.3%
5.3%
4.7%
4.9%
2.7%
1.1%
11.0%
5.6%
5.7%
7.3%
1.9%
-28.8%
44.9%
10.0%
1.8%
9.4%
6.2%
2.1%
-0.4%
9.9%
4.2%
1.1%
8.2%
2.8%
2.0%
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
YTD 2021

Source: Credit Suisse. Data as of March 31, 2021. **Past performance is not indicative of, or a guarantee of, future performance.**

1. The CSLLI tracks the investable universe of the US dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index. Similarly, since 2001, from a total return perspective, the S&P/LSTA Leveraged Loan Index experienced only two down years (2008 and 2015 with returns of -29.1% and -0.7%, respectively). The S&P/LSTA Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments.





CLO EQUITY OVERVIEW

Senior Secured Loans are the Raw Materials of CLOs

EAGLE POINT CREDIT COMPANY

Senior	Senior position in a company's capital structure
Secured	First lien security interest in a company's assets
Floating Rate	Mitigates interest rate risk associated with fixed rate bonds[1]
Low LTV	Senior secured loans often have a loan-to-value ratio of approximately 40-60%[2]

Illustrative Obligor Capital Structure

Assets	Liabilities and Equity	% of Capital Structure
▪ Cash ▪ Receivables ▪ Inventory ▪ Property ▪ Plant ▪ Equipment ▪ Brands/Logos ▪ Intangibles ▪ Subsidiaries	**Senior Secured Loans** First priority pledge of assets	40-60%
	Subordinated Bonds Generally unsecured	10-20%
	Equity Dividends restricted while Senior Secured Loan is outstanding	30-50%

Illustrative purposes only. The actual capital structure of a borrower will vary.

Moody's Average Recovery Rate (1987–2016)[3]

Average Recovery Rate
90%
60%
30%
0%
80.6%
48.4%
28.0%
Senior Secured Loans
Senior Unsecured Bonds
Subordinated Debt

Source: Moody's Investor Service – Annual Default Study: Corporate Default and Recovery Rates, 1920-2016.

Past performance is not indicative of, or a guarantee of, future performance.

1. The Adviser expects CLO equity to provide some measure of protection against rising interest rates when LIBOR is greater than the LIBOR floor on a CLO's underlying assets (which can typically range from 0.00% to 1.00% depending on the loan). However, CLO equity is also subject to other forms of interest rate risk.
2. Loan-to-value is typically based on market values as determined in an acquisition, by the public in the case of publicly traded companies, or by private market multiples and other valuation methodologies in the case of private companies.
3. No representation is being made as to the applicability of historical relative recovery rates for future periods.

CLO EQUITY OVERVIEW

The Spread in Loan Market Remains at High End of Historical Range

Credit Suisse Leveraged Loan Index ("CSLLI") Spread[1]



Spread
Long Term Average
Ten Year Average
450 bps
400 bps
350 bps
300 bps
250 bps
200 bps
150 bps
Long Term Average: 306 bps
Ten Year Average: 376 bps
247
244
233
229
254
240
238
264
284
287
303
317
286
256
255
258
270
307
352
376
409
386
386
387
391
357
348
359
358
356
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
YTD 2021

Past performance is not indicative of, or a guarantee of, future performance.

Source: Credit Suisse. Data as of March 31, 2021.

1. The long term average calculation is based on Credit Suisse Leveraged Loan Index year-end values from 1992 to 2020; the ten year average is based on year-end values from 2011 to 2020. The CSLLI tracks the investable universe of the US dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index.



Loan repayments provide capital for reinvestment within CLOs

Annual Repayment Rate

Legend: Annual Repayment Rate | Average

Average: 32.2%

Year	Rate
2003	48.9%
2004	56.4%
2005	48.2%
2006	44.7%
2007	37.3%
2008	8.8%
2009	14.8%
2010	26.9%
2011	40.1%
2012	38.7%
2013	46.9%
2014	27.6%
2015	21.1%
2016	29.6%
2017	38.1%
2018	24.1%
2019	21.7%
2020	18.3%
YTD 2021	19.8%

23.6% Cumulative Repayments (2008–2009)

Source: S&P LCD. Data as of March 31, 2021.

CLO EQUITY OVERVIEW
CLOs are Securitizations of a Portfolio of Senior Secured Loans



ECC invests primarily in the equity and subordinated debt tranches

Assets

Liabilities + Equity

Primarily Floating Rate Collateral

Portfolio of primarily senior secured loans Rated B on average

Typically 5-8 year maturity

Senior Debt Typically AAA rated

Subordinated Debt
Various tranches typically rated from AA to B

Equity Tranche
Not rated

Primarily Floating Rate CLO Debt

Key CLO Structural Features

1. Actively managed portfolio

2. Match funded (i.e., limited refinancing risk)[1]

3. No mark to market triggers (i.e., no margin calls or forced sales)

4. Equity optionality over debt for majority holder due to protective rights

The CLO structure highlighted on this page is a hypothetical structure, and the structure of CLOs in which the Company invests may vary from the example.

1. Since a CLO's indenture typically requires that the maturity dates of a CLO's assets (typically 5 to 8 years from the date of issuance of a senior secured loan) be shorter than the maturity date of the CLO's liabilities (typically 12 to 13 years), CLOs generally do not face refinancing risk on the CLO debt. However, CLO investors do face reinvestment risk with respect to a CLO's underlying portfolio. In addition, in most CLO transactions, CLO debt investors are subject to prepayment risk in that the holders of a majority of the equity tranche can direct a call or refinancing of a CLO, which would cause the CLO's outstanding CLO debt securities to be repaid at par.





ECC SUPPLEMENTAL INFORMATION

EAGLE POINT
CREDIT COMPANY



ECC SUPPLEMENTAL INFORMATION[1]

Income Statement and Balance Sheet Highlights

	Q1 2021 (Unaudited)	Q4 2020	Q3 2020 (Unaudited)	Q2 2020 (Unaudited)	Q1 2020 (Unaudited)
U.S. GAAP Net Investment Income ("NII") before Non-Recurring Expenses[2]	$0.29	$0.24	$0.29	$0.29	$0.36
U.S. GAAP Realized Gain/(Loss) before Non-Recurring Losses[2]	0.03	(1.04)	(0.06)	0.00	(0.02)
Total U.S.GAAP NII and Realized Gain/(Loss) before Non-Recurring Losses and Expenses[2]	$0.32	($0.80)	$0.23	$0.29	$0.34
Non-Recurring Losses and Expenses[2,3]	($0.04)	$0.00	$0.00	($0.01)	($0.01)
Total U.S.GAAP NII and Realized Gain/(Loss)[2]	$0.28	($0.80)	$0.23	$0.28	$0.33
Total Portfolio Cash Distributions Received[2,4,5]	$1.06	$0.87	$0.62	$0.68	$1.00
Less Cash Received on CLOs called[2]	0.06	0.00	0.09	0.00	0.10
Recurring Portfolio Cash Distributions Received[2,6]	$1.00	$0.87	$0.53	$0.68	$0.90
Common Share Distributions Paid[7]	($0.24)	($0.24)	($0.24)	($0.24)	($0.60)
Total Company Expenses[2,8]	(0.28)	(0.22)	(0.22)	(0.23)	(0.24)
Total Common Share Distributions and Expenses[2]	($0.52)	($0.46)	($0.46)	($0.47)	($0.84)
Common Share Market Price (period end)	$11.98	$10.09	$8.62	$7.11	$6.84
Net Asset Value (period end)	$12.02	$11.18	$8.45	$7.45	$6.12
$ Premium / (Discount)	($0.04)	($1.09)	$0.17	($0.34)	$0.72
% Premium / (Discount)	-0.3%	-9.7%	2.0%	-4.6%	11.8%
(Figures below are in millions, except shares outstanding)					
Assets					
CLO Equity	$495.46	$452.88	$352.71	$292.82	$229.70
CLO Debt	24.83	17.42	26.00	33.77	17.24
Loan Accumulation Facilities	12.48	12.65	18.26	13.68	28.26
Common Stock	0.18	0.56	0.00	0.00	0.00
Bank Debt Term Loan	0.61	0.00	0.00	0.00	0.00
Cash	36.28	4.76	6.12	22.26	21.22
Receivables and Other Assets	19.54	24.32	39.26	34.88	18.58
Liabilities					
Notes (Net of Deferred Issuance Costs)	(132.22)	(92.80)	(92.44)	(87.55)	(82.80)
Preferred Stock (Net of Deferred Issuance Costs)	(52.20)	(46.18)	(45.39)	(45.34)	(45.28)
Payables and Other Liabilities	(16.09)	(11.95)	(36.33)	(28.63)	(4.46)
Net Assets	$388.87	$361.66	$268.19	$235.89	$182.46
Weighted Avg of Common Shares for the period	32,354,890	31,979,632	31,739,545	30,288,915	29,510,496
Common Shares Outstanding at end of period	32,354,890	32,354,890	31,757,115	31,675,534	29,794,460

1. Certain of the information contained herein is unaudited. The information shown above is derived from the Company's 2020 Annual Report and interim quarterly unaudited financial statements and/or other related financial information.
2. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.
3. Q1 2021 results include non-recurring upfront expenses associated with offering of 6.75% Unsecured Notes due 2031. Q2 2020 results include non-recurring expense acceleration of unamortized costs associated with the Company's previous shelf registrations and "at-the-market" offering program. Q1 2020 results include non-recurring expenses associated with the accelerated amortization related to the redemption of 7.75% Series A Term Preferred Stock due 2022.
4. Cash distributions include funds received from CLOs called (which includes a return of the Company's remaining invested capital in the applicable CLOs).
5. Cash distributions received per share are net of expenses associated with refinance, reset and repricing activities of $0.06, $0.00, $0.00, $0.00 and $0.02 per share for the periods of Q1 2021, Q4 2020, Q3 2020, Q2 2020 and Q1 2020, respectively.
6. See note 3 on page 23.
7. See note 5 on page 23.
8. Includes operational and administrative expenses, interest expense, management and incentive fees, as well as non-recurring expenses mentioned in note 3 above.





ECC Portfolio Recurring Cash Flows[2]

RECURRING PORTFOLIO CASH DISTRIBUTIONS RECEIVED[3]

Q1 2020 — $0.90: $0.06, $0.24, $0.60
Q2 2020 — $0.68: $0.21, $0.23, $0.24
Q3 2020 — $0.53: $0.07, $0.22, $0.24
Q4 2020 — $0.87: $0.41, $0.22, $0.24
Q1 2021 — $1.00: $0.48, $0.28, $0.24

- ■ Cash Received in Excess of Common Share Distributions and Total Company Expenses
- ■ Total Company Expenses[4]
- ■ Common Share Distributions Paid[5]

1. Certain of the information contained herein is unaudited. The information shown above is derived from the Company's 2020 Annual Report and interim quarterly unaudited financial statements and/or other related financial information and is a graphical presentation for information previously provided on page 22.
2. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.
3. "Recurring Portfolio Cash Distributions Received" include quarterly distributions from CLO equity and debt investments and distributions from loan accumulation facilities in excess of capital invested and exclude funds received from CLOs called. Such distributions will vary from period to period and may be adversely affected by developments in the market. No representation is being made that such distributions will continue in the future at the same levels or at all, and nothing herein constitutes a guarantee of future distributions.
4. See note 8 on page 22.
5. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**

ECC SUPPLEMENTAL INFORMATION[1]

Quarterly Snapshot Trend



	Q1 2021 (Unaudited)	Q4 2020	Q3 2020 (Unaudited)	Q2 2020 (Unaudited)	Q1 2020 (Unaudited)
(Figures below are in millions, except for per share amounts and shares outstanding)					
Distributions Received From CLO Equity[2,3]	$32.92	$25.25	$17.88	$20.04	$28.75
Distributions Received From Other Investments[3]	1.48	2.43	1.81	0.45	0.86
Total Portfolio Cash Distributions Received[3]	$34.40	$27.68	$19.69	$20.49	$29.61
Investment Income From CLO Equity	$16.06	$13.78	$13.64	$14.04	$16.21
Investment Income From CLO Debt[4]	0.30	(0.27)	0.66	0.69	0.75
Investment Income From Loan Accumulation Facilities	0.84	0.95	1.74	0.65	0.62
Total Gross Income	$17.20	$14.46	$16.04	$15.38	$17.58
Cash Flow Treated as Return of Capital	$18.28	$11.52	$5.92	$5.56	$15.99
Operational and Administrative Expense[5]	$0.88	$0.68	$0.74	$1.07	$0.79
Portfolio Cash Distributions Received:					
Recurring CLO Equity Distributions[3]	$31.00	$25.18	$14.94	$19.95	$25.85
Called CLO Equity Distributions[3]	1.92	0.07	2.94	0.09	2.90
Distributions Received From CLO Equity[2,3]	$32.92	$25.25	$17.88	$20.04	$28.75
Distributions Received From CLO Debt[3]	0.29	0.33	0.37	0.45	0.86
Distributions Received From Loan Accumulation Facilities[3]	1.19	2.10	1.44	0.00	0.00
Total[3]	$34.40	$27.68	$19.69	$20.49	$29.61
Portfolio Cash Distributions Received per Common Share[2,3,6,7]	$1.06	$0.87	$0.62	$0.68	$1.00
NII and Realized Gain/(Loss) per Common Share[6]	$0.28	-$0.80	$0.23	$0.28	$0.33
Weighted Avg of Common Shares for the period	32,354,890	31,979,632	31,739,545	30,288,915	29,510,496
Common Shares Outstanding at end of period	32,354,890	32,354,890	31,757,115	31,675,534	29,794,460

1. Certain of the information contained herein is unaudited. The information shown above is derived from the Company's 2020 Annual Report and interim quarterly unaudited financial statements and/or other related financial information.
2. Cash distributions include funds received from CLOs called (which includes a return of the Company's remaining invested capital in the applicable CLOs).
3. Amounts represent cash received during the period noted. Such amounts may represent income recorded in a previous period.
4. Negative investment income in Q4 2020 represents reversal of previously recognized payment in kind interest income as a result of turning certain CLO debt investments to non accrual status.
5. Excludes interest expense, management fees and incentive fees, as well as non-recurring upfront expenses associated with offering of 6.75% Unsecured Notes due 2031.
6. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.
7. Cash distributions received per share are net of expenses associated with refinance, reset and repricing activities of $0.06, $0.00, $0.00, $0.00 and $0.02 per share for the periods of Q1 2021, Q4 2020, Q3 2020, Q2 2020 and Q1 2020, respectively.



ECC SUPPLEMENTAL INFORMATION[1]

Portfolio Details – Q1 2021

CLO Equity Holdings (as of March 31, 2021)	Vintage	Refi/Reset/Call	Years Remaining in Non-Call Period	Years Remaining in Reinvestment Period	Income Accrued During Q1 2021	Cash Received During Q1 2021	Income Accrued During Q4 2020	Return of Capital in Q1 2021	Q1 Cash Received as % of Prior Qtr Accrual	CCC+/Caa1 or Lower	Junior OC Cushion	Senior AAA Spread	Weighted Average Portfolio Spread	Weighted Average Rating Factor	Diversity Score
Anchorage Credit Funding 12[2]	2020		1.5	4.6	$213	$0	$150	$0	0%	16.17%	8.19%	2.90%	4.37%	3,404	59
Ares XXXIV	2020		1.0	4.0	$350	$601	$353	$248	170%	8.63%	3.23%	1.25%	3.52%	3,302	83
Ares XLI	2016	RF Q3-19 / RS Q1-21	2.0	5.0	$264	$1,328	$148	$1,001	899%	8.10%	2.80%	1.07%	3.56%	3,347	83
Ares XLIII	2017		0.0	1.0	$289	$979	$210	$777	466%	10.15%	2.47%	1.22%	3.58%	3,380	82
Ares XLVII	2018		0.0	2.0	$303	$468	$210	$209	223%	9.76%	2.32%	0.94%	3.59%	3,327	81
Ares LI	2019		0.0	3.0	$349	$582	$332	$242	175%	9.73%	3.06%	1.34%	3.61%	3,358	N/A
Bain 2016-2	2016	RF Q3-19 / RF Q1 -21	0.0	0.0	$0	$609	$0	$609	NM	11.01%	0.90%	0.97%	3.50%	3,016	92
Bain Avery Point V	2014	RF Q3-17	0.0	0.0	$0	$0	$0	$0	NM	16.62%	-3.15%	0.98%	3.42%	3,739	44
Barings 2018-1	2018		0.0	2.0	$453	$959	$437	$533	220%	11.51%	2.56%	0.95%	3.36%	3,128	86
Barings 2019-I	2019		0.0	5.0	$330	$403	$339	$26	119%	9.64%	3.57%	1.35%	3.47%	3,152	82
Barings 2019-II	2019		0.0	3.0	$372	$574	$382	$188	150%	11.68%	3.08%	1.35%	3.46%	3,210	84
Barings 2020-I	2020		0.5	2.5	$202	$250	$169	$52	148%	4.88%	5.65%	1.40%	3.30%	2,690	59
Blackstone Bristol Park	2016	RF Q1-20	0.0	0.8	$658	$1,495	$604	$919	247%	10.29%	3.68%	0.99%	3.28%	2,803	81
Blackstone Dewolf Park	2017		0.0	1.5	$142	$287	$134	$157	214%	11.98%	4.47%	1.21%	3.35%	2,925	83
Blackstone Greenwood Park	2018		0.0	2.0	$45	$87	$56	$12	155%	11.37%	4.37%	1.02%	3.30%	3,118	83
BlueMountain 2013-2	2013	RS Q4-17	0.0	1.6	$18	$0	$4	$0	0%	13.79%	-0.21%	1.19%	3.35%	3,244	86
BlueMountain 2018-1	2018		0.0	2.3	$198	$205	$194	$0	105%	12.68%	0.60%	1.12%	3.51%	2,961	89
BlueMountain XXIII[2]	2018		0.0	2.6	$69	$0	$0	$0	NM	11.58%	3.09%	1.18%	3.48%	3,340	83
BlueMountain XXIV	2019	RS Q1-21	0.1	3.1	$240	$279	$212	$37	132%	9.71%	4.10%	1.34%	3.50%	2,979	82
BlueMountain XXV	2019		0.3	3.3	$214	$232	$157	$53	147%	9.38%	4.62%	1.36%	3.48%	3,218	84
Brigade Battalion IX	2015	RS Q2-18	0.0	2.3	$550	$838	$528	$318	159%	10.65%	4.88%	1.10%	3.83%	2,820	75
Brigade Battalion XVIII	2020		0.5	2.5	$394	$697	$352	$280	198%	2.85%	5.52%	1.81%	3.83%	2,573	70
Brigade Battalion XIX[2]	2021		2.0	5.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Carlyle GMS 2014-5	2014	RF Q1-17 / RS Q3-18	0.0	2.3	$214	$365	$193	$0	189%	11.10%	1.53%	1.15%	3.46%	3,131	N/A
Carlyle GMS 2017-4	2017		0.0	1.8	$115	$316	$123	$200	256%	11.38%	2.25%	1.18%	3.42%	3,082	90
Carlyle GMS 2018-1[2]	2018		0.0	2.1	$8	$0	$0	$0	NM	11.58%	1.66%	1.02%	3.44%	3,128	90
Carlyle GMS 2018-4[2]	2018		0.0	2.8	$73	$0	$0	$0	NM	8.41%	3.81%	1.18%	3.37%	2,976	90
Carlyle GMS 2021-1[2]	2021		2.0	5.0	$74	$0	$0	$0	NM	2.62%	5.50%	1.14%	3.65%	N/A	N/A
CIFC 2013-II	2013	RS Q4-17	0.0	1.5	$218	$502	$185	$306	271%	9.96%	3.29%	1.21%	3.33%	2,948	91
CIFC Funding 2014	2014	RF Q2-17 / RS Q1-18	0.0	1.8	$162	$555	$124	$459	446%	9.73%	3.21%	1.11%	3.32%	2,922	92
CIFC Funding 2014-III	2014	RF Q3-17 / RS Q4-18	0.0	2.6	$234	$564	$237	$354	238%	9.32%	3.09%	1.21%	3.39%	3,174	93
CIFC Funding 2014-IV	2018	RF Q1-17 / RS Q4-18	0.0	0.5	$7	$232	$5	$232	4325%	9.62%	3.94%	1.14%	3.38%	3,092	93
CIFC Funding 2015-III	2015	RS Q1-18	0.0	0.1	$141	$475	$84	$428	567%	9.87%	3.41%	0.87%	3.37%	2,966	94
CIFC Funding 2019-III	2019		0.3	3.3	$66	$96	$68	$27	140%	5.44%	4.79%	1.39%	3.41%	3,006	87
CIFC Funding 2019-IV	2019		0.3	3.3	$315	$529	$338	$197	156%	3.95%	4.72%	1.30%	3.40%	2,983	85
CIFC Funding 2020-I	2020		0.3	2.3	$325	$448	$343	$38	130%	1.47%	5.15%	1.72%	3.44%	2,729	80
CIFC Funding 2020-IV[2]	2021		1.8	4.8	$206	$0	$0	$0	NM	0.98%	5.66%	1.32%	3.59%	2,808	74
CSAM Madison Park XXI	2016	RS Q4-19	0.5	3.5	$157	$166	$153	$0	108%	15.44%	3.82%	1.37%	3.55%	3,022	76
CSAM Madison Park XXII	2016	RS Q1-20	0.8	3.8	$168	$264	$175	$90	151%	13.81%	3.87%	1.27%	3.46%	3,223	76
CSAM Madison Park XL	2013	RS Q2-17 / RF Q1-21	0.4	1.2	$176	$413	$181	$253	228%	13.52%	3.11%	0.99%	3.48%	3,040	81
CSAM Madison Park XLIV	2018	RF Q4-20	0.0	2.8	$237	$294	$242	$41	122%	15.65%	4.11%	1.19%	3.49%	3,081	83
Cutwater 2015-I	2015	RS Q4-18	0.0	0.0	$465	$1,769	$0	$1,769	NM	17.51%	0.85%	1.22%	4.14%	3,673	70
DeAM Flagship VIII	2014	RF Q1-17 / RF Q2-18	0.0	0.0	$0	$48	$0	$48	NM	16.24%	-4.41%	0.85%	3.32%	3,671	42
Eaton Vance 2015-1	2015		0.0	1.8	$176	$257	$166	$93	155%	8.03%	2.33%	1.09%	3.37%	3,064	79
First Eagle Lake Shore MM I	2019		0.0	0.0	$418	$760	$353	$415	215%	22.30%	5.37%	1.70%	5.13%	3,738	55
First Eagle Wind River 2013-2	2013	RS Q4-17	0.0	1.5	$98	$393	$91	$174	430%	7.94%	1.40%	1.23%	3.50%	3,146	77
First Eagle Wind River 2014-1	2014	RF Q1-17 / RS Q2-18	0.0	2.3	$89	$393	$71	$267	556%	9.45%	1.44%	1.05%	3.45%	3,083	80
First Eagle Wind River 2014-3	2015	RF Q2-17 / RS Q3-18 / RF Q4-20	0.0	2.6	$122	$439	$132	$0	333%	7.34%	1.95%	1.22%	3.51%	3,148	72
First Eagle Wind River 2016-1	2016	RF Q3-18	0.0	0.0	$153	$619	$17	$619	3740%	13.45%	2.83%	1.05%	3.40%	3,332	74

1. The portfolio level data contained herein is unaudited and derived from the Company's 2020 Annual Report, interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Excludes CLO debt and loan accumulation facilities. Dollar amounts in thousands.
2. As of March 31, 2021, the CLO either had not reached its first payment date or, in the case of secondary purchases, had not made a payment since the Company owned the security.



ECC SUPPLEMENTAL INFORMATION[1]

Portfolio Details – Q1 2021 (Cont.)

EAGLE POINT CREDIT COMPANY

CLO Equity Holdings (as of March 31, 2021)	Vintage	Refi/Reset/Call	Years Remaining in Non-Call Period	Years Remaining in Reinvestment Period	Income Accrued During Q1 2021	Cash Received During Q1 2021	Income Accrued During Q4 2020	Return of Capital in Q1 2021	Q1 Cash Received as % of Prior Qtr Accrual	CCC+/Caa1 or Lower	Junior OC Cushion	Senior AAA Spread	Weighted Average Portfolio Spread	Weighted Average Rating Factor	Diversity Score
First Eagle Wind River 2017-1	2017	RF Q4-19 / RS Q1-21	0.0	0.0	$180	$649	$104	$568	622%	6.31%	2.94%	1.14%	3.39%	3,013	83
First Eagle Wind River 2017-3	2017		0.0	1.5	$432	$773	$375	$408	206%	8.70%	4.50%	1.25%	3.36%	2,998	84
First Eagle Wind River 2018-1	2018		0.0	2.3	$509	$742	$500	$243	148%	8.27%	3.93%	1.07%	3.36%	3,055	80
First Eagle Wind River 2019-2	2019		0.6	3.6	$460	$574	$473	$94	121%	4.87%	5.28%	1.49%	3.63%	2,857	71
Greywolf CLO IV[2]	2019		2.0	5.0	$1	$0	$0	$0	NM	7.55%	5.75%	1.23%	3.38%	3,198	67
HarbourView VII	2018	RF Q1-17 / RS Q2-18	0.0	2.3	-$25	$0	$0	$0	NM	8.48%	-3.24%	1.13%	3.39%	2,912	81
HLA 2014-3	2014	RF Q3-17	0.0	0.0	$0	$0	$0	$0	NM	20.97%	-15.37%	1.10%	3.57%	3,752	42
ICG St. Paul's XI Euro[2]	2019		0.3	2.8	$21	$0	$0	$0	NM	4.44%	4.28%	1.12%	3.77%	3,131	52
Marathon VI	2014	RF Q2-17 / RS Q2-18	0.0	0.0	$0	$0	$0	$0	NM	23.80%	-2.45%	0.92%	3.82%	3,693	66
Marathon VII	2014	RF Q2-17	0.0	0.0	$0	$0	$0	$0	NM	27.71%	-7.11%	1.32%	4.20%	3,941	31
Marathon VIII	2015	RS Q3-18	0.0	2.5	$131	$0	$156	$0	0%	15.61%	-0.51%	1.25%	3.90%	3,296	78
Marathon X	2017		0.0	0.6	$0	$0	$0	$0	0%	9.68%	0.30%	1.25%	3.75%	3,103	84
Marathon XI	2018		0.0	2.1	$33	$0	$36	$0	0%	10.62%	0.55%	1.15%	3.76%	3,145	84
Marathon XII	2018	RF Q3-20	0.0	2.0	$67	$138	$73	$6	188%	11.05%	0.75%	1.18%	3.77%	3,143	81
Octagon 26	2016	RS Q2-18	0.0	2.3	$403	$619	$401	$222	154%	10.76%	1.86%	1.05%	3.56%	3,027	87
Octagon 27	2016	RS Q3-18 / RP Q3-20	0.0	2.3	$294	$493	$287	$211	172%	10.46%	1.86%	1.09%	3.57%	3,016	87
Octagon 44	2019		0.3	3.3	$435	$604	$441	$156	137%	11.48%	4.19%	1.30%	3.66%	3,038	82
Octagon 46	2020		0.3	2.3	$389	$1,133	$411	$454	276%	8.41%	5.72%	1.65%	3.76%	2,643	82
Octagon 50[2]	2020		0.5	2.5	$342	$0	$160	$0	0%	8.43%	6.10%	1.36%	3.70%	2,685	75
Octagon XIV	2012	RS Q2-17 / RF Q1-21	0.0	1.3	$84	$733	$28	$723	2578%	11.71%	1.43%	0.98%	3.47%	2,881	84
OFSI BSL VIII	2017	RF Q1-21	0.0	0.4	$27	$301	$23	$301	1336%	7.47%	1.23%	1.00%	3.60%	3,095	77
Prudential Dryden 53	2018		0.0	1.8	$218	$380	$205	$180	185%	8.56%	3.97%	1.12%	3.30%	2,991	99
Prudential Dryden 64	2018		0.0	2.0	$407	$535	$390	$145	137%	9.55%	2.90%	0.97%	3.34%	3,021	97
Prudential Dryden 66 Euro	2018		0.0	2.3	$29	$58	$24	$44	240%	7.51%	3.94%	0.96%	3.89%	3,301	54
Prudential Dryden 68	2019		0.3	3.3	$364	$515	$372	$144	138%	8.13%	4.63%	1.31%	3.33%	3,007	96
Prudential Dryden 78[2]	2020		1.0	4.0	$17	$0	$0	$0	NM	6.98%	4.92%	1.18%	3.26%	2,913	93
Prudential Dryden 85[2]	2020		0.5	2.5	$307	$0	$204	$0	0%	3.95%	5.50%	1.38%	3.30%	2,663	88
Steele Creek 2015-1	2015	RS Q2-17 / RF Q1-21	0.0	0.1	$0	$333	$0	$333	NM	9.67%	1.19%	0.90%	3.37%	2,668	77
Steele Creek 2018-1	2018		0.0	2.0	$229	$521	$283	$258	184%	13.30%	1.51%	1.01%	3.51%	3,026	78
Steele Creek 2019-1	2019		0.0	3.0	$189	$309	$218	$61	142%	9.08%	3.79%	1.47%	3.51%	2,907	76
Zais 3	2015	RS Q2-18	0.0	2.3	$263	$150	$141	$0	107%	14.38%	1.81%	1.21%	4.04%	3,290	86
Zais 5	2016	RF Q1-21	0.0	0.0	$0	$0	$0	$0	NM	8.56%	0.44%	1.25%	3.80%	3,294	69
Zais 6	2017		0.0	0.3	$0	$0	$0	$0	NM	9.26%	1.02%	1.38%	3.86%	3,214	87
Zais 7	2017		0.0	1.0	$0	$178	$18	$0	972%	8.58%	1.16%	1.29%	3.84%	3,112	89
Zais 8	2018		0.0	0.0	$0	$0	$0	$0	NM	10.39%	1.33%	0.95%	3.81%	3,325	80
Zais 9	2018	RP Q3-20	0.0	2.3	$18	$0	$12	$0	0%	8.72%	1.12%	1.20%	3.86%	3,162	88
ALM VIII	2013	RS Q4-16 / Called Q1-20	0.0	0.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Blackstone Birchwood Park	2014	RF Q1-17 / Called Q3-18	0.0	0.0	$0	$1	$0	$1	NM	N/A	N/A	N/A	N/A	N/A	N/A
Blackstone Bowman Park	2015	RF Q1-17 / Called Q1-21	0.0	0.0	$0	$1,841	$0	$1,800	NM	N/A	N/A	N/A	N/A	N/A	N/A
CSAM Atrium XI	2014	RF Q2-17 / Call & Roll Q4-18	0.0	0.0	$0	$11	$0	$10	NM	N/A	N/A	N/A	N/A	N/A	N/A
CSAM Madison Park VIII	2012	Called Q1-17	0.0	0.0	$0	$42	$0	$34	NM	N/A	N/A	N/A	N/A	N/A	N/A
CVC Apidos XIV	2013	Called Q3-17	0.0	0.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
DFG Vibrant V	2016	RF Q4-19 / Called Q1-21	0.0	0.3	$0	$144	$0	$144	NM	N/A	N/A	N/A	N/A	N/A	N/A
OHA Credit Partners IX	2013	RF Q2-17 / Called Q3-20	0.0	0.0	$0	$28	$0	$28	NM	N/A	N/A	N/A	N/A	N/A	N/A
Total/Weighted Average[3]			**0.2**	**2.3**	**$15,894**	**$32,573**	**$13,589**	**$18,243**		**10.83%**	**2.43%**	**1.20%**	**3.56%**	**3,141**	**79**
Positions no longer held as of March 31, 2021					**$166**	**$350**	**$192**	**$36**							
Total including positions no longer held as of March 31, 2021					**$16,060**	**$32,923**	**$13,781**	**$18,278**							

1. The portfolio level data contained herein is unaudited and derived from the Company's 2020 Annual Report, interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Excludes CLO debt and loan accumulation facilities. Dollar amounts in thousands.
2. As of March 31, 2021, the CLO either had not reached its first payment date or, in the case of secondary purchases, had not made a payment since the Company owned the security.
3. Weighted average calculations exclude called CLOs and newly issued CLOs for which lookthrough data is not yet available.



ECC SUPPLEMENTAL INFORMATION[1]

Portfolio Details – Holdings as of April 2021

CLO Equity Holdings (as of April 30, 2021)	Cash Received During Q2 2021	Cash Received During Q1 2021	QoQ Change	Junior OC Cushion
April CLO Equity Payers				
Anchorage Credit Funding 12[2]	$2,444	$0	$2,444	5.23%
Ares XXXIV	$541	$601	-$60	3.22%
Ares XLI	$0	$1,328	-$1,328	5.70%
Ares XLIII	$796	$979	-$184	2.64%
Ares XLVII	$407	$468	-$60	2.51%
Ares LI	$474	$582	-$108	3.08%
Bain 2016-2	$465	$609	-$145	1.00%
Bain 2021-1[3]	N/A	N/A	N/A	5.00%
Bain Avery Point V	$0	$0	$0	-3.02%
Barings 2018-1	$886	$959	-$73	2.78%
Barings 2019-I	$617	$403	$214	3.62%
Barings 2019-II	$543	$574	-$31	3.40%
Barings 2020-I	$298	$250	$48	5.60%
Blackstone Bristol Park	$1,293	$1,495	-$202	3.66%
Blackstone Dewolf Park	$226	$287	-$61	4.48%
Blackstone Greenwood Park	$33	$87	-$54	4.41%
BlueMountain 2013-2	$0	$0	$0	0.46%
BlueMountain 2018-1	$251	$205	$46	0.69%
BlueMountain XXIII[2]	$263	$0	$263	3.29%
BlueMountain XXIV	$267	$279	-$12	4.09%
BlueMountain XXV	$213	$232	-$19	4.80%
Brigade Battalion IX	$800	$838	-$38	5.31%
Brigade Battalion XVIII	$679	$697	-$18	5.39%
Brigade Battalion XIX[3]	N/A	N/A	N/A	5.50%
Carlyle GMS 2014-5	$328	$365	-$38	1.75%
Carlyle GMS 2017-4	$283	$316	-$33	2.44%
Carlyle GMS 2018-1[2]	$198	$0	$198	1.99%
Carlyle GMS 2018-4[2]	$256	$0	$256	3.84%
Carlyle GMS 2019-4[3]	N/A	N/A	N/A	5.02%
Carlyle GMS 2021-1[3]	N/A	N/A	N/A	5.50%
CIFC 2013-II	$428	$502	-$74	3.27%
CIFC Funding 2014	$576	$555	$21	3.16%
CIFC Funding 2014-III	$637	$564	$74	3.21%
CIFC Funding 2014-IV	$271	$232	$39	3.88%
CIFC Funding 2015-III	$495	$475	$20	3.43%
CIFC Funding 2019-III	$108	$96	$12	4.83%
CIFC Funding 2019-IV	$496	$529	-$33	4.75%
CIFC Funding 2020-I	$476	$448	$28	5.00%
CIFC Funding 2020-IV[2]	$412	$0	$412	5.52%
CIFC Funding 2021-III[3]	N/A	N/A	N/A	N/A
CSAM Madison Park XXI	$135	$166	-$30	3.85%
CSAM Madison Park XXII	$224	$264	-$40	3.91%
CSAM Madison Park XXXII[4]	$0	$283	-$283	3.87%
CSAM Madison Park XLIV	$327	$294	$32	4.17%
CSAM Madison Park XLVII[3]	N/A	N/A	N/A	5.50%
Cutwater 2015-I	$1,579	$1,769	-$190	0.89%
DeAM Flagship VIII	$67	$48	$19	-4.92%
Eaton Vance 2015-1	$268	$257	$11	2.38%
First Eagle Lake Shore MM I	$748	$760	-$12	5.46%
First Eagle Wind River 2013-2	$443	$393	$51	2.04%
First Eagle Wind River 2014-1	$364	$393	-$29	1.88%
First Eagle Wind River 2014-2[4]	$0	$67	-$67	2.09%
First Eagle Wind River 2014-3	$429	$439	-$10	2.23%

CLO Equity Holdings (as of April 30, 2021)	Cash Received During Q2 2021	Cash Received During Q1 2021	QoQ Change	Junior OC Cushion
April CLO Equity Payers (Continued)				
First Eagle Wind River 2016-1	$508	$619	-$110	3.28%
First Eagle Wind River 2017-1	$391	$649	-$258	3.24%
First Eagle Wind River 2017-3	$704	$773	-$69	4.52%
First Eagle Wind River 2018-1	$646	$742	-$96	3.86%
First Eagle Wind River 2019-2	$536	$574	-$38	5.24%
Greywolf CLO IV[2]	$96	$0	$96	5.08%
HarbourView VII	$0	$0	$0	-3.19%
HLA 2014-3	$0	$0	$0	-14.88%
ICG St. Paul's XI Euro[2]	$47	$0	$47	4.33%
Marathon VII	$0	$0	$0	-7.07%
Marathon VIII	$0	$0	$0	-0.30%
Marathon XI	$89	$0	$89	0.66%
Marathon XII	$220	$138	$82	1.50%
Octagon 26	$643	$619	$24	1.99%
Octagon 27	$532	$493	$39	1.98%
Octagon 44	$629	$604	$26	4.29%
Octagon 46	$890	$1,133	-$243	5.53%
Octagon 50[2]	$1,249	$0	$1,249	5.54%
Octagon 51[3]	N/A	N/A	N/A	N/A
Octagon XIV	$565	$733	-$168	1.52%
OFSI BSL VIII	$259	$301	-$42	1.02%
Prudential Dryden 53	$369	$380	-$11	3.97%
Prudential Dryden 64	$543	$535	$8	2.90%
Prudential Dryden 66 Euro	$15	$58	-$43	3.94%
Prudential Dryden 68	$524	$515	$10	4.63%
Prudential Dryden 78[2]	$43	$0	$43	4.92%
Prudential Dryden 85[2]	$915	$0	$915	5.50%
Prudential Dryden 88[3]	N/A	N/A	N/A	N/A
Steele Creek 2018-1	$531	$521	$10	1.74%
Steele Creek 2019-1	$303	$309	-$6	3.85%
Zais 3	$619	$150	$469	1.89%
Zais 5	$65	$0	$65	0.88%
Zais 6	$210	$0	$210	1.02%
Zais 7	$403	$178	$225	1.59%
Zais 8	$29	$0	$29	2.11%
Zais 9	$76	$0	$76	0.97%
May CLO Equity Payers[5]				
CSAM Madison Park XL	N/A	$413	N/A	3.11%
Marathon VI	N/A	$0	N/A	-2.32%
Marathon X	N/A	$0	N/A	0.39%
Steele Creek 2015-1	N/A	$333	N/A	1.19%
Called CLO Equity Holdings[6]				
ALM VIII	$0	$0	$0	0.00%
Blackstone Birchwood Park	$33	$1	$33	0.00%
Blackstone Bowman Park	$0	$1,841	-$1,841	0.00%
CSAM Atrium XI	$0	$11	-$11	0.00%
CSAM Madison Park VIII	$0	$42	-$42	0.00%
CVC Apidos XIV	$0	$0	$0	0.00%
DFG Vibrant V	$1,377	$144	$1,233	0.00%
OHA Credit Partners IX	$0	$28	-$28	0.00%
Total/Weighted Average[7]	**$35,104**	**$32,923**	**$2,927**	**2.65%**

1. The portfolio level data contained herein is unaudited and derived from the Company's 2020 Annual Report, interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Excludes CLO debt and loan accumulation facilities. Dollar amounts are in thousands. Cash payments reflected are through April 30, 2021.
2. The CLO made its first payment in Q2 2021, or, in the case of secondary purchases, made its first payment since the Company owned the security.
3. The CLO has not yet made its first payment, or in the case of secondary purchases, has not made its first payment since the Company owned the security.
4. Security no longer held by the Company as of April 30, 2021.
5. These CLOs have Q2 2021 payment dates after April 30, 2021.
6. These CLOs were called and final equity payments were pending as of the last day of the quarter.
7. Weighted average excludes called CLOs and newly issued CLOs for which lookthrough data is not yet available.

No representation is being made as to the applicability of historical statistics to future periods. Please see Important Information on page 1.



ECC SUPPLEMENTAL INFORMATION[1]

Changes in Effective Yield

EAGLE POINT CREDIT COMPANY

The following table represents changes made to effective yields from the prior quarter end

CLO Equity Holdings (as of March 31, 2021)	Effective Yield as of December 31, 2020[1]	Effective Yield as of March 31, 2021[1]	Change in Effective Yield
Anchorage Credit Funding 12	7.90%	8.77%	0.87%
Ares XXXIV	18.65%	19.66%	1.01%
Ares XLI	3.86%	17.39%	13.53%
Ares XLIII	5.42%	9.25%	3.83%
Ares XLVII	23.18%	25.84%	2.66%
Ares LI	15.14%	16.54%	1.40%
Bain 2016-2	0.00%	0.00%	
Bain Avery Point V	0.00%	0.00%	
Barings 2018-1	11.27%	13.05%	1.78%
Barings 2019-I	15.80%	15.88%	0.09%
Barings 2019-II	15.02%	15.03%	0.01%
Barings 2020-I	22.05%	22.37%	0.32%
Blackstone Bristol Park	10.09%	12.90%	2.81%
Blackstone Dewolf Park	9.14%	10.87%	1.73%
Blackstone Greenwood Park	18.14%	17.47%	-0.67%
BlueMountain 2013-2	0.00%	17.98%	17.98%
BlueMountain 2018-I	57.87%	53.86%	-4.01%
BlueMountain XXIII[2]		17.13%	New
BlueMountain XXIV	23.74%	21.65%	-2.09%
BlueMountain XXV	21.62%	20.44%	-1.18%
Brigade Battalion IX	17.11%	19.27%	2.16%
Brigade Battalion XVIII	21.06%	24.50%	3.44%
Brigade Battalion XIX[2]		24.10%	New
Carlyle GMS 2014-5	17.93%	22.79%	4.86%
Carlyle GMS 2017-4	8.27%	8.69%	0.42%
Carlyle GMS 2018-1[2]		18.59%	New
Carlyle GMS 2018-4[2]		15.23%	New
Carlyle GMS 2021-1[2]		23.22%	New
CIFC Funding 2013-II	9.61%	14.52%	4.91%
CIFC Funding 2014	4.65%	9.45%	4.80%
CIFC Funding 2014-III	9.30%	11.54%	2.24%
CIFC Funding 2014-IV	0.00%	0.97%	0.97%
CIFC Funding 2015-III	3.60%	14.99%	11.39%
CIFC Funding 2019-III	12.29%	12.29%	0.00%
CIFC Funding 2019-IV	12.48%	12.26%	-0.22%
CIFC Funding 2020-I	19.53%	18.27%	-1.26%
CIFC Funding 2020-IV	19.70%	19.95%	0.25%
CSAM Madison Park XXI	17.36%	17.68%	0.32%
CSAM Madison Park XXII	16.52%	16.53%	0.01%
CSAM Madison Park XL	11.82%	17.34%	5.52%
CSAM Madison Park XLIV	18.81%	17.82%	-0.99%
Cutwater 2015-I	0.00%	16.73%	16.73%
DeAM Flagship VIII	0.00%	0.00%	
Eaton Vance 2015-1	27.60%	32.70%	5.10%
First Eagle Lake Shore MM I	12.97%	17.96%	4.99%
First Eagle Wind River 2013-2	2.98%	5.64%	2.66%
First Eagle Wind River 2014-1	3.88%	8.32%	4.44%
First Eagle Wind River 2014-3	6.46%	7.65%	1.19%
First Eagle Wind River 2016-1	0.00%	9.59%	9.59%
First Eagle Wind River 2017-1	2.84%	17.31%	14.48%

CLO Equity Holdings (as of March 31, 2021)	Effective Yield as of December 31, 2020[1]	Effective Yield as of March 31, 2021[1]	Change in Effective Yield
First Eagle Wind River 2017-3	10.93%	14.42%	3.48%
First Eagle Wind River 2018-1	18.25%	19.70%	1.45%
First Eagle Wind River 2019-2	21.59%	21.29%	-0.30%
Greywolf CLO IV[2]		19.64%	New
HarbourView VII	0.00%	0.00%	
HLA 2014-3	0.00%	0.00%	
ICG St. Paul's XI[2]		9.60%	New
Marathon VI	0.00%	0.00%	
Marathon VII	0.00%	0.00%	
Marathon VIII	5.55%	4.80%	-0.75%
Marathon X	0.00%	0.00%	
Marathon XI	7.74%	7.11%	-0.63%
Marathon XII	7.68%	7.33%	-0.36%
Octagon 26	25.02%	27.24%	2.22%
Octagon 27	18.68%	21.03%	2.35%
Octagon 44	17.90%	18.06%	0.16%
Octagon 46	18.62%	20.94%	2.32%
Octagon 50	19.50%	19.30%	-0.20%
Octagon XIV	0.00%	0.71%	0.71%
OFSI BSL VIII	0.00%	2.16%	2.16%
Prudential Dryden 53	16.12%	19.16%	3.04%
Prudential Dryden 64	36.93%	42.00%	5.08%
Prudential Dryden 66 Euro CLO 2018	9.00%	12.21%	3.21%
Prudential Dryden 68	15.58%	15.87%	0.29%
Prudential Dryden 78[2]		15.06%	New
Prudential Dryden 85	18.73%	18.93%	0.19%
Steele Creek CLO 2015-1	0.00%	0.00%	
Steele Creek CLO 2018-1	12.82%	11.44%	-1.38%
Steele Creek CLO 2019-1	13.20%	11.84%	-1.36%
Zais 3	3.94%	11.71%	7.77%
Zais 5	0.00%	0.00%	
Zais 6	0.00%	0.00%	
Zais 7	0.00%	0.00%	
Zais 8	0.00%	0.00%	
Zais 9	1.98%	4.26%	2.28%
Weighted Average	**11.00%**	**14.40%**	
Called CLO Equity Holdings[3]			
ALM VIII Preferred Shares	0.00%	0.00%	
Blackstone Birchwood Park	0.00%	0.00%	
Blackstone Bowman Park	0.00%	0.00%	
CSAM Atrium XI	0.00%	0.00%	
CSAM Madison Park VIII	0.00%	0.00%	
CVC Apidos XIV	0.00%	0.00%	
DFG Vibrant V	0.00%	0.00%	
OHA Credit Partners IX	0.00%	0.00%	
Weighted Average	**10.99%[4]**	**14.31%[5]**	

1. Source: Consolidated Schedule of Investments of the Company's March 31, 2021 unaudited financial statements and 2020 Annual Report.
2. Not held as of December 31, 2020.
3. These CLOs were called and final equity payments were pending as of the last day of the quarter.
4. Weighted average effective yield of CLO Equity investments held as of December 31, 2020 (inclusive of securities sold during Q1 2021 and not reflected in this schedule) was 11.03%.
5. Weighted average effective yield of CLO Equity investments excluding securities purchased or sold during Q1 2021 is 13.78%.



ECC SUPPLEMENTAL INFORMATION[1]

Additional Information

Loan Accumulation Facility Holdings (as of March 31, 2021)	Capital Invested	Income Accrued During Q1 2021	Cash Received During Q1 2021	Realized Gain/(Loss)
Steamboat VIII, Ltd., Income Notes	$0.00	$0.01	$0.00	$0.00
Steamboat XVI, Ltd., Income Notes	5.98	0.15	0.00	0.00
Steamboat XXII, Ltd., Income Notes	4.60	0.03	0.00	0.00
Steamboat XXIII, Ltd., Income Notes	1.75	0.00	0.00	0.00
Sub Total	$12.33	$0.19	$0.00	$0.00
Prior Loan Accumulation Facilities[2]				
Steamboat VI, Ltd., Income Notes	$0.71	$0.24	$0.63	$0.01
Steamboat XV, Ltd., Income Notes	10.45	0.41	0.56	0.01
Sub Total	$11.16	$0.65	$1.19	$0.02
Total Loan Accumulation Facilities		$0.84	$1.19	$0.02

Reconciliation to Unaudited U.S. GAAP Financial Statements (as of March 31, 2021)	Income Accrued During Q1 2020
CLO Equity	$16.06
CLO Debt	0.30
Loan Accumulation Facilities	0.84
Total	$17.20

CLO Debt Holdings (as of March 31, 2021)	Amortized Cost	Income Accrued During Q1 2021	Cash Received During Q1 2021
Avery Point V CLO, Limited, Class F Notes	$0.08	$0.00	$0.00
BlueMountain CLO XXIII Ltd., Class D Notes	1.57	0.00	0.00
Carlyle US CLO 2018-4, Ltd., Class C Notes	1.19	0.00	0.00
Carlyle US CLO 2021-1, Ltd., Class D Notes	0.45	0.00	0.00
CIFC Funding 2015-III, Ltd., Class F-R Notes	2.38	0.04	0.05
Dryden 53 CLO, Ltd., Class F Notes	0.81	0.02	0.02
Flagship CLO VIII, Ltd., Class F-R Notes	2.32	0.00	0.00
HarbourView CLO VII-R, Ltd., Class F Notes	0.76	0.02	0.00
Madison Park Funding XXVII, Ltd., Class C Notes	1.95	0.00	0.00
Marathon CLO VII Ltd., Class D Notes	1.61	0.00	0.00
Marathon CLO VIII Ltd., Class D-R Notes	4.23	0.07	0.07
Marathon CLO XI Ltd., Class D Notes	1.65	0.02	0.02
Octagon Investment Partners 27, Ltd., Class F-R Notes	0.85	0.02	0.02
Octagon Investment Partners 37, Ltd., Class B Notes	2.48	0.00	0.00
OZLM XXII, Ltd., Class D Notes	0.90	0.01	0.01
Steele Creek CLO 2019-1, Ltd., Class E Notes	2.95	0.06	0.06
Vibrant CLO V, Ltd., Class E Notes	1.34	0.01	0.00
Sub Total	$27.52	$0.27	$0.25
Prior CLO Debt Holdings			
Bowman Park CLO Ltd, Class E Notes	$0.35	$0.00	$0.00
Cutwater 2015-I, Ltd., Class E-R Notes	2.72	0.03	0.04
Sub Total	$3.07	$0.03	$0.04
Total CLO Debt		$0.30	$0.29

1. The portfolio level data contained herein is derived from the Company's March 31, 2021 unaudited financial statements, and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Dollar amounts in millions.
2. The Loan Accumulation Facility has priced into a CLO transaction and is not reflected in the Company's 2020 Annual Report.





ECC SUPPLEMENTAL INFORMATION

Portfolio Investments and Underlying Portfolio Characteristics

As of March 31, 2021, ECC's portfolio was invested across 114 investments

Summary of ECC's Portfolio of Investments[1]

Cash 4.8%
CLO Debt 4.4%
Loan Accumulation Facilities 2.3%
CLO Equity 88.4%

Cash: $27.0 million

Summary of Underlying Portfolio Characteristics[2]

	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020
Number of Unique Underlying Loan Obligors	1,620	1,540	1,484	1,513	1,523
Largest Exposure to an Individual Obligor	0.77%	1.02%	0.97%	0.93%	0.94%
Average Individual Loan Obligor Exposure	0.06%	0.06%	0.07%	0.07%	0.07%
Top 10 Loan Obligors Exposure	5.88%	6.04%	5.89%	5.82%	5.77%
Currency: USD Exposure	99.67%	99.85%	99.86%	99.63%	99.81%
Aggregate Indirect Exposure to Senior Secured Loans[3]	96.63%	97.86%	98.06%	98.10%	97.85%
Weighted Average Junior Overcollateralization (OC) Cushion	2.43%	1.84%	1.12%	0.83%	3.47%
Weighted Average Market Value of Loan Collateral	97.68%	96.56%	93.59%	90.05%	82.32%
Weighted Average Stated Loan Spread	3.56%	3.61%	3.59%	3.55%	3.57%
Weighted Average Loan Rating[4]	B+/B	B+/B	B+/B	B+/B	B+/B
Weighted Average Loan Maturity	4.7 years	4.6 years	4.6 years	4.7 years	4.9 years
Weighted Average Remaining CLO Reinvestment Period	2.3 years	2.4 years	2.6 years	2.7 years	2.9 years

1. The summary of portfolio investments and cash shown is based on the estimated fair value of the underlying positions and cash net of pending trade settlements as of March 31, 2021. The summary of portfolio investments excludes categories of investments whose aggregate value represents a *de minimis* percentage of the Company's net asset value.
2. The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO", equity and related investments (i.e., loan accumulation facilities) held by the Company as of March 31, 2021 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to March 2021 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, March 2021 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of March 31, 2021 and this data may not be representative of current or future holdings. The weighted average remaining reinvestment period information is based on the fair value of CLO equity investments held by the Company at the end of the reporting period.
3. We obtain exposure in underlying senior secured loans indirectly through CLOs and related investments.
4. Credit ratings shown are based on those assigned by Standard & Poor's Rating Group, or "S&P," or, for comparison and informational purposes, if S&P does not assign a rating to a particular obligor, the weighted average rating shown reflects the S&P equivalent rating of a rating agency that rated the obligor provided that such other rating is available with respect to a CLO equity or related investment held by us. In the event multiple ratings are available, the lowest S&P rating, or if there is no S&P rating, the lowest equivalent rating, is used. The ratings of specific borrowings by an obligor may differ from the rating assigned to the obligor and may differ among rating agencies. For certain obligors, no rating is available in the reports received by the Company. Such obligors are not shown in the graphs and, accordingly, the sum of the percentages in the graphs may not equal 100%. Ratings below BBB- are below investment grade. Further information regarding S&P's rating methodology and definitions may be found on its website (www.standardandpoors.com). This data includes underlying portfolio characteristics of the Company's CLO equity and loan accumulation facility portfolio.

ECC SUPPLEMENTAL INFORMATION
Obligor and Industry Exposures



As of March 31, 2021, ECC has exposure to 1,620 unique underlying borrowers across a range of industries

Obligor and Industry Exposure

Top 10 Underlying Obligors[1]	% Total	Top 10 Industries of Underlying Obligors[1,2]	% Total
Cablevision	0.8%	Technology	10.4%
TransDigm	0.7%	Health Care	9.1%
Asurion	0.7%	Publishing	8.0%
American Airlines Inc	0.7%	Financial Intermediaries	5.3%
Numericable	0.6%	Commercial Services & Supplies	5.3%
Virgin Media Investment Holdings	0.5%	Telecommunications	5.0%
CenturyLink	0.5%	Lodging & Casinos	4.4%
Caesars Entertainment	0.5%	Building & Development	3.6%
Univision Communications	0.5%	Diversified Insurance	3.2%
Bass Pro Group LLC	0.4%	Chemicals & Plastics	3.2%
Total	**5.9%**	**Total**	**57.5%**

1. The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO", equity and related investments (i.e., loan accumulation facilities) held by the Company as of March 31, 2021 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to March 2021 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, March 2021 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of March 31, 2021 and this data may not be representative of current or future holdings.
2. Industry categories are based on the S&P industry categorization of each obligor as reported in CLO trustee reports to the extent so reported. Certain CLO trustee reports do not report the industry category of all of the underlying obligors and where such information is not reported, it is not included in the summary look-through industry information shown; if they were reflected, they would represent 5.5%. As such, the Company's exposure to a particular industry may be higher than that shown if industry categories were available for all underlying obligors. In addition, certain underlying obligors may be re-classified from time to time based on developments in their respective businesses and/or market practices. Accordingly, certain underlying borrowers that are currently, or were previously, summarized as a single borrower in a particular industry may in current or future periods be reflected as multiple borrowers or in a different industry, as applicable.



Only 8.1% of ECC's underlying loan portfolio is scheduled to mature prior to 2024

Maturity Distribution of Underlying Obligors[1]

Chart: % of Fund Exposure by Maturity

- 2021: 0.4%
- 2022: 1.2%
- 2023: 6.5%
- 2024: 19.0%
- 2025: 27.1%
- 2026: 20.7%
- 2027: 17.6%
- 2028+: 7.4%

X-axis: Maturity
Y-axis: % of Fund Exposure

1. The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO", equity and related investments (i.e., loan accumulation facilities) held by the Company as of March 31, 2021 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to March 2021 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, March 2021 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of March 31, 2021 and this data may not be representative of current or future holdings.





SELECTED MARKET DATA

EAGLE POINT
CREDIT COMPANY

SELECTED MARKET DATA
Credit Fundamentals



Average Leverage Multiples of Outstanding Loans (Debt/EBITDA)[1]



Average Interest Coverage Multiples of Outstanding Loans (EBITDA/Interest)[1]



Average Leverage Multiples of Newly Issued Loans (Debt/EBITDA)[2]



Average Interest Coverage Multiples of Newly Issued Loans (EBITDA/Interest)[2]



Source: S&P LCD.

1. Data based on the weighted average ongoing leverage and interest coverage multiples of all public issuers within the S&P/LSTA Leveraged Loan Index. As of December 31, 2020, this included approximately $162 billion of outstanding loans.
2. Data based on the average point-in-time leverage and interest coverage multiples of newly issued large corporate loans during the period and does not reflect their ongoing financial performance.







SELECTED MARKET DATA

Credit Fundamentals

Annual Revenue Change (YoY) for Below Investment Grade Companies[1]

Revenue Growth % (YoY)
16.9% 16.5% 11.1% (4.9%) (7.3%) (11.3%) (3.2%) 12.9% 5.2% 8.0% 14.5% 13.7% 21.0% 18.0% 14.0% 14.0% 12.0% 9.1% 9.9% 8.9% 10.5% 9.3% 11.0% 13.5% 16.3% 12.4% 12.5% 13.6% 10.3% 6.3% 3.9% 5.4% 4.8% 7.2% 8.5% 6.2% 8.7% 10.0% 9.4% 9.6% 11.8% 13.6% 11.0% 9.3% 6.1% 4.5% 5.7% 4.2% 0.9% (13.1%) (2.6%) 2.7%
1Q08 2Q08 3Q08 4Q08 1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20

Annual EBITDA Change (YoY) for Below Investment Grade Companies[1]

EBITDA Growth % (YoY)
7.5% 9.7% 0.1% (6.8%) (17.8%) (15.2%) 9.7% 15.4% 9.4% 15.0% 24.5% 20.2% 19.6% 17.0% 14.8% 9.6% 12.8% 12.2% 9.3% 8.3% 6.8% 6.1% 6.8% 8.8% 7.1% 8.8% 9.5% 10.2% 5.8% 7.1% 6.2% 7.0% 7.1% 5.8% 4.3% 5.2% (1.3%) 4.7% 5.8% 4.7% 9.3% 12.1% 13.3% 9.5% 2.7% 1.7% 2.5% 0.0% (9.5%) (22.7%) (1.5%) 4.9%
1Q08 2Q08 3Q08 4Q08 1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20

Source: S&P LCD.

1. Data based on the average annual revenue and EBITDA change (YoY) for public issuers within the S&P/LSTA Leveraged Loan Index. As of December 31, 2020, this included approximately $162 billion of outstanding loans.

SELECTED MARKET DATA
Liquidity Considerations



- Secondary trading is conducted through BWICs ("Bids Wanted in Competition") and privately negotiated sales
- CLO debt and equity tranches typically settle electronically via DTC and trade on a T+2 basis

Annual CLO Trading Volume

Volume in billions

Year	Non-Investment Grade Rated CLO Tranches	Investment Grade Rated CLO Tranches	Total
2011	$15.3	$24.1	$39.4
2012	$70.5	$35.4	$105.9
2013	$36.6	$42.7	$79.3
2014	$32.3	$47.7	$80.0
2015	$39.1	$52.0	$91.1
2016	$37.8	$52.2	$90.0
2017	$42.1	$26.2	$68.3
2018	$28.2	$45.7	$73.9
2019	$36.1	$74.8	$110.9
2020	$50.7	$133.9	$184.6
YTD 2021	$15.8	$25.6	$41.4

Investment Grade Rated CLO Tranches

Non-Investment Grade Rated CLO Trenches

There was over $100 billion of CLO trading volume annually on average over the last 5 years

Source: J.P. Morgan, FINRA reported CBO/CDO/CLO trading volume, Reg S transactions are not included. The total activity of the market is unpublished and although these numbers are not perfect, Eagle Point believes they are directionally accurate. Data as of March 31, 2021.





Eagle Point Credit Company Inc.
600 Steamboat Road, Suite 202
Greenwich, CT 06830
www.EaglePointCreditCompany.com

ICR (Media and Investor Relations)
IR@eaglepointcredit.com
(203) 340 8510